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 FORM 4
                                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.Name and Address of Reporting Person*|   2. Issuer Name and Ticker or Trading Symbol     |  6. Relationship of Reporting Person(s)
                                       |                                                   |      to Issuer (Check all applicable)
 Penton Media, Inc.                    |      Mecklermedia Corporation; MECK               |     _____ Director __X__ 10% Owner
-------------------------------------------------------------------------------------------|     _____ Officer (give title below)
(Last)        (First)       (Middle)   |  3. IRS or Social       |  4. Statement for       |     _____ Other (specify below)
                                       |     Security Number     |     Month/Year          |
  1100 Superior Avenue                 |     of Reporting        |      11/98              |      ________________________________
---------------------------------------|     Person (Voluntary)  |-------------------------|----------------------------------------
               (Street)                |                         |  5. If Amendment,       |  7. Individual or Joint/Group Filing
                                       |                         |     Date of Original    |      (Check Applicable Line)
                                       |                         |     (Month/Year)        |   _X__ Form filed by One Reporting
                                       |                         |                         |        Person
                                       |                         |                         |   ____ Form filed by More than One
 Cleveland        Ohio           44114 |     36-287-5386         |                         |        Reporting Person
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(City)          (State)          (Zip) |      Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                   | 2.Transaction | 3.Trans-    |   4.Securities Acquired(A) | 5.Amount of | 6.Owner-| 7.Nature
   (Instr. 3)                          |   Date        |   action    |     or Disposed of (D)     | Securities  | ship    | of
                                       | (Month/Day/   |    Code     |     (Instr. 3, 4, and 5)   | Beneficially| Form:   | Indirect
                                       |   Year)       | (Instr. 8)  |                            | Owned at End| Direct  | Bene-
                                       |               | ------------|----------------------------| of Month    | (D) or  | ficial
                                       |               |       |     |   Amount | (A)  |  Price   | (Instr. 3   | Indirect| Owner-
                                       |               |  Code | V   |          |  or  |          |   and 4)    | (I)     | ship
                                       |               |       |     |          | (D)  |          |             |(Instr.4)|(Instr.4)
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
Common Stock, par value $0.01 per share|  11/24/98     |   P   |     | 8,989,114|  A   |   $29.00 |             |   D     |
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
Common Stock, par value $0.01 per share|  11/24/98     |   J   |     | 2,652,120|  D*  |   *      |             |   I     |    *
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
Common Stock, par value $0.01 per share|  11/24/98     |   J   |     |    **    |  **  |   **     |   100**     |   D     |
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
                                       |               |       |     |          |      |          |             |         |
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
                                       |               |       |     |          |      |          |             |         |
---------------------------------------|---------------|-------|-----|----------|------|----------|-------------|---------|---------
                                       |               |       |     |          |      |          |             |         |
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (over)

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FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security | 2.Conversion | 3.Transaction | 4.Transaction | 5.Number of  | 6.Date Exer-     | 7.Title and Amount
  (Instr. 3)                   | or Exercise  | Date          |   Code        | Derivative   | cisable and      | of Underlying
                               | Price of     |               |  (Instr. 8)   | Securities   | Expiration Date  | Securities
                               | Derivative   |  (Month/Day/  |               | Acquired (A) | (Month/Day/Year) | (Instr. 3 and 4)
                               | Security     |    Year)      |               | or Disposed  |                  |
                               |              |               |               | of (D)       |--------------------------------------
                               |              |               |               | (Instr. 3,   | Date    | Expir- |        | Amount or
                               |              |               |               |  4, and 5)   | Exer-   | ation  |  Title | Number of
                               |              |               |---------------|--------------| cisable | Date   |        | Shares
                               |              |               | Code  |   V   | (A)  |  (D)  |         |        |        |
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                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
-------------------------------|--------------|---------------|-------|-------|------|-------|---------|--------|--------|----------
                               |              |               |       |       |      |       |         |        |        |
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 8.Price of   | 9.Number of    |  10.Ownership     | 11.Nature of  |
   Derivative |   derivative   |     Form of       |    Indirect   |
   Security   |   Securities   |     Derivative    |    Beneficial |
   (Instr. 5) |   Beneficially |     Security;     |    Ownership  |
              |   Owned at End |     Direct (D) or |    (Instr. 4) |
              |   of Month     |     Indirect (I)  |               |
              |   (Instr. 4)   |     (Instr. 4)    |               |
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              |                |                   |               |
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              |                |                   |               |
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              |                |                   |               |
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              |                |                   |               |
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              |                |                   |               |
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Explanation of Responses:                                                             PENTON MEDIA, INC.

                                                                        /s/ Preston L. Vice                          12/9/98
                                                                      ------------------------------------        -----------------
                                                                        ***Signature of Reporting Person                 Date

  * Penton had the right to acquire these shares pursuant to a Tender, Voting and Option Agreement (the "Agreement") with Alan M. Meckler, Mecklermedia Corporation and Internet World Media, Inc. When Internet World Media, Inc. purchased these shares, the option expired in accordance with the terms of the Agreement.

 ** Internet World Media, Inc., a wholly owned subsidiary of Penton and the owner of
    98.6% of all the outstanding stock of Mecklermedia Corporation, merged itself with and into Mecklemedia Corporation, with Mecklermedia Corporation continuing as the surviving  corporation and being renamed Internet World
    Media, Inc. Pursuant to the merger, each of the 100 shares of common stock, par value $.01 per share, of Internet World Media, Inc. issued and outstanding immediately before the effective time of the merger now represents one validly issued, fully paid nonassessable share of common stock, par value $.01 per share of the surviving corporation. Following the merger, the common stock of Mecklemedia Corporation was deregistered by filing a Form 15.

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                                                                                                                  SEC 1474 (7-96)
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